Exhibit 99.6

News release...

Date: 26 June 2003
Ref: PR305g

Kennecott announces layoffs

Rio Tinto’s wholly owned Kennecott Utah Copper (KUC) has announced that approximately 120 hourly union represented operations and maintenance employees will receive notice on Thursday and Friday (June 26-27) that they will be laid off.

KUC President and CEO, Bill Champion, said, “With continuing low prices, the market for copper remains depressed and the industry continues to struggle. Although we have signed a new labour contract that will help the Company improve our competitive position within the industry, this previously anticipated layoff is necessary if Kennecott is to secure a longer and more sustainable mining future. In early June, I communicated with all our employees regarding an impending layoff.” Champion added, “This reduction in force has been driven by business necessity and will result in operational changes throughout our plant facilities. It is unfortunate that we will lose some of our dedicated and valued employees.”

Chris Crowl, KUC Vice President of Human Resources, said the employees will be paid through July 5th and that the Company will provide outplacement services. The Company is also reviewing salaried employee levels and contractor support, he said.

Utah Copper’s workforce has now been reduced to about 1425 employees because of continuing low copper prices, which are compounded by current low levels of gold and molybdenum production, and the cost pressures associated with an aging mine. More than 50 percent of America’s copper mining operations are shut down, and many of the nation’s mines remain closed or operate at reduced levels.

Cont…/

Rio Tinto plc  6 St James’s Square  London SW1Y 4LD
Telephone 020 7930 2399  Fax 020 7930 3249
REGISTERED OFFICE:  6 St James’s Square  London SW1Y 4LD  Registered in England No. 719885

For further information, please contact:

LONDON	AUSTRALIA

Media Relations Lisa Cullimore Office: +44 (0) 20 7753 2305 Mobile: +44 (0) 7730 418 385	Media Relations Ian Head Office: +61 (0) 3 9283 3620 Mobile: +61 (0) 408 360 101

Investor Relations Peter Cunningham Office: +44 (0) 20 7753 2401 Mobile: +44 (0) 7711 596 570	Investor Relations Dave Skinner Office: +61 (0) 3 9283 3628 Mobile: +61 (0) 408 335 309 Daphne Morros Office: +61 (0) 3 9283 3639 Mobile: +61 (0) 408 360 764

Website: www.riotinto.com